February 18, 2000

The Innovative Funds
7435 Watson Road, Suite 88
St. Louis, MO  63119

Gentlemen:

         The undersigned hereby purchases 10,000 shares of the Disruptive Growth Fund at $10.00 per share, representing a total investment of $100,000 in the shares of that series of The Innovative Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.


                                                          Neil A. Eisner, IRA



                                                          By:      /s/
                                                              Neil A. Eisner